14041263

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-201-64847~~ 67064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S LaSalle St. Floor 13 West
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Smyth 312-461-5580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph (Address) Chicago (City) IL (State) 60601 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 11 2014
REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 8/14/14

8/14/14

OATH OR AFFIRMATION

I, Michael Smyth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Harris Financial Advisors, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TINEKA D HOLLINS
Notary Public - State of Illinois
My Commission Expires May 11, 2014

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Harris Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc., a wholly owned subsidiary of BMO Financial Corp., as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of BMO Harris Financial Advisors, Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2014

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	3,700,390
Securities purchased under agreements to resell		20,000,000
Receivable from clearing broker-dealer and organization		1,119,000
Receivable from affiliates		459,822
Accounts receivable		1,463,848
Deferred tax assets, net		1,796,580
Prepaid expenses		1,308,120
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $608,415		220,374
Goodwill and intangible assets, less accumulated amortization of $89,337		494,658
Total assets	$	30,562,792

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	387,435
Accrued compensation and related benefits		6,010,426
Accounts payable and accrued expenses		936,943
Payable to clearing broker-dealer and organization		71,477
Total liabilities		7,406,281
Stockholder's equity:		
Common stock, no par value, 1.009 shares issued and outstanding; $1 par value, 2,358 shares issued and outstanding		2,358
Additional paid-in capital		40,616,109
Accumulated deficit		(18,475,356)
Accumulated other comprehensive income		1,013,400
Total stockholder's equity		23,156,511
Total liabilities and stockholder's equity	$	30,562,792

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Harris Financial Advisors, Inc. (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

On August 1, 2012, M&I Financial Advisors, Inc. (MIFA), a broker-dealer affiliate of the Company as a result of the Parent's acquisition of Marshall & Ilsley Corporation (M&I) on July 5, 2011, merged with the Company in a transaction accounted for as a pooling of interests between two entities under common control.

On January 4, 2012, the Company merged with Harris Bankcorp Insurance Services, Inc. (HBIS) in a transaction accounted for as a pooling of interests between two entities under common control.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. (the Bank) branch locations. The Company offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Company acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc. As part of a clearing agreement, Pershing provides the Company with certain back office support and clearing services. The Company also offers and sells life and long-term care insurance products to its customers.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities and are carried at contract amount plus accrued interest, which

approximates fair value. These highly liquid securities have original maturities at the date of purchase of three months or less.

The Company's policy is to take possession of securities purchased (with a market value equal to or greater than the principal amount loaned under resale agreements) under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements* in April 2011. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU was effective for the Company for the annual reporting period ending December 31, 2013. The adoption of this ASU did not have an impact on the Company's financial position or results of operations.

(e) Securities Owned

Securities owned include securities held in firm-owned accounts at the Company's clearing broker and are included on the statement of financial condition. Securities are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement.*

(f) Receivable from and Payable to Clearing Broker-Dealer and Organization

Receivable from clearing broker-dealer and organization consists of cash deposits of $105,000 and revenues earned from customer transactions conducted through the clearing broker of $1,014,000. Payable to clearing broker-dealer and organization costs of expenses incurred from customer transactions conducted through the clearing broker of $71,477.

(g) Income Taxes

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company is a Delaware corporation and its federal taxable income is included in a consolidated federal tax return with the Parent and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included with other affiliates in combined state tax returns in other states. The Company is party to a tax sharing agreement with the Parent under which the Company pays, to the Parent, the Company's separately computed tax liability, if any, and under which the Parent pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable or receivable are paid to, or received from, the

Parent. At December 31, 2013, the Company has an outstanding payable to the Parent of $444,071 related to income taxes in the statement of financial condition.

The Company recognizes penalties and accrued interest related to its unrecognized tax benefits in income tax expense.

(h) ***Securities Transactions***

The Company buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement-date basis and, if material, adjustments are made on a trade-date basis.

(i) ***Other Comprehensive Income***

Other comprehensive income comprises reclassification adjustments related to pension and other postretirement benefit plans.

(j) ***Goodwill and Intangible Assets***

Goodwill is not amortized but is evaluated annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Company has concluded there is no impairment with respect to goodwill. At December 31, 2013, the goodwill balance was $114,944.

Intangible asset consists of customer relationships acquired during 2012 from a former affiliate in the amount of $469,051. The intangible asset is being amortized on an accelerated basis over a period of 16 years and the carrying value was $379,714 at December 31, 2013.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2013, the Company's securities owned measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Securities purchased under agreement to resell	$ 20,000,000	—	—
Total	$ 20,000,000	—	—

The FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,* in May 2011. The update provides guidance about how fair value should be applied where it is already required or permitted under U.S. GAAP and International Financial Reporting Standards (IFRS). The update results in common requirements for fair value measurement and disclosure in U.S. GAAP and IFRS and does not extend the use of fair value. The amendment was effective for the Company for the annual reporting period ending December 31, 2013. The adoption of this ASU did not have an impact on the Company's financial position or results of operations.

Determination of Fair Value

Securities owned are recorded at fair value based on prevailing market prices for securities. Cash, receivables from brokers, dealers and clearing organizations, and other receivables/payables are recorded at amounts that are approximate fair value due to their high liquid nature and short maturity.

(4) Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through September 2014. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $626,642.

Rent expense for the year ended December 31, 2013 was $854,447 and is included in intercompany services in the statement of income and comprehensive income.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2013 are presented below:

Deferred compensation	$	1,305,830
State tax loss carryforward		689,487
Employee benefit plans		1,173,952
Other		22,301
Gross deferred tax assets		3,191,570
Valuation allowance		(839,704)
Total tax assets net of valuation allowance		2,351,866
Deferred tax liabilities:		
Depreciation		(9,575)
Gross deferred tax liabilities		(9,575)
Deferred tax assets		2,342,291
Tax effect of adjustments related to pension and post retirement benefits recorded through stockholder's equity		(545,711)
Net deferred tax assets	$	1,796,580

A valuation allowance of $839,704 exists at December 31, 2013 to offset a portion of the Company's federal deferred tax assets and the Company's state tax loss carryforwards and substantial portion of its state deferred tax assets. The valuation allowance decreased by $55,928 in 2013 due to the increase in state and federal tax loss carryforwards and valuation allowances established on certain current year state deferred tax assets. Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets, with the exception of certain federal and state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2013.

State tax loss carryforwards at December 31, 2013 of approximately $14,553,561 million will expire in varying amounts in the years 2015 through 2033.

At December 31, 2013, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2013.

The Company is no longer subject to federal, state, or local tax audits for the years prior to 2008.

(6) Related-Party Transactions

Cash represents $3,688,656 maintained at the Bank and $11,734 maintained at BMO. For the year ended December 31, 2013, the Company incurred $71,547 of bank-related service costs.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent. As of December 31, 2013, securities purchased under agreements to resell amounted to $20,000,000.

During the year the Company entered into mutual account succession agreements with the Bank, wherein the parties reimburse each other for customer assets transferred to and from the Company. The Company has been a receivable at December 31, 2013 of $421,370 for assets transferred to the bank. The company also receives portfolio management services from an affiliate as part an intercompany services agreement. Included in accounts payable and accrued expenses is $77,745 respectively for fees earned by the affiliate.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2013, receivable from affiliates represents $459,822 and represents costs incurred on behalf of the Bank for Private Client Group customers and miscellaneous expenses submitted for reimbursement and a payable to affiliates of $387,435 for expenses incurred by the Parent and charged to the Company for technology charges, rent expense, and other miscellaneous expenses.

(7) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by the Parent. Most of the employees participating in retirement plans are included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by the Parent (the Medical Plan), which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes an allocated share of the Parent's pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plans overfunded status or a liability for a plans underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

(8) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Receivable from and Payable to Clearing Broker-Dealer and Organization

Amounts receivable from and payable to clearing broker-dealer and organization at December 31, 2013, consist of the following:

		Receivable	Payable
Fees and commission receivable/payable	$	1,014,000	(71,477)
Deposit with clearing broker-dealer and organization		105,000	—
	$	1,119,000	(71,477)

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The amount to the clearing broker relates to the aforementioned transactions.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2013, the Company's net capital of $17,173,943 was in excess of the minimum requirement by $16,680,828. As part of the Company's on-going evaluation of regulatory capital requirements, including project earnings and business initiatives and risks, the Company anticipates returning capital to the parent in an amount up to $4,000,000 on or before June 30, 2014.

(11) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2013.